UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file numbers 1-13796.
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gray Television, Inc.
Capital Accumulation Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Gray Television, Inc.
4370 Peachtree Rd. NE
Atlanta, Georgia 30319

GRAY TELEVISION, INC.
FORM 11-K
REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated June 24, 2011.

(b)	Exhibit. Consent of McGladrey & Pullen, LLP dated June 24, 2011 being filed as an exhibit to this report.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN
Date: June 24, 2011	By:	/S/ James C. Ryan
James C. Ryan
Gray Television, Inc. Chief Financial Officer and Member of Benefits Administration Committee

GRAY TELEVISION, INC.
FORM 11-K
EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number
23.1	Consent of McGladrey & Pullen, LLP	11

Gray Television, Inc.
Capital Accumulation Plan
Financial Statements and
Supplemental Schedule
December 31, 2010
Gray Television, Inc. Capital Accumulation Plan
Index
December 31, 2010 and 2009

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
EX-23.1 CONSENT OF MCGLADREY & PULLEN, LLP
Additional schedules required under the Employee Retirement Income Security Act of 1974, other than the Schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Gray Television, Inc. Capital Accumulation Plan
Albany, Georgia
We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gray Television Inc. Capital Accumulation Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans. This Update was retrospectively applied to December 31, 2009.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Orlando, Florida
June 24, 2011

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
		(as revised)

Assets

Investments at fair value:
Mutual funds	$45,542,839	$39,842,060
Guaranteed portfolio fund	6,020,175	5,451,529
Self directed brokerage account	488,737	457,606
Unallocated account	125,223	95,149

Gray Television, Inc. Common Stock Fund — Class A	94,342	69,549

Gray Television, Inc. Common Stock Fund	3,895,844	3,241,453

Total investments	56,167,160	49,157,346

Receivables:
Employer contributions	3,508	3,413
Notes receivable from participants	995,412	822,052

Total receivables	998,920	825,465

Total assets	57,166,080	49,982,811

Liabilities
Excess Contributions	195,326	167,891

Net assets available for benefits	$56,970,754	$49,814,920

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions:
Investment income:
Net appreciation in fair value of investments	$5,280,239
Interest and dividends	802,504

Total investment income	6,082,743

Interest income on notes receivable from participants	49,023

Contributions:
Rollover	75,109
Participant	3,731,611
Employer — matching	29,089

Total contributions	3,835,809

Total additions	9,967,575

Deductions:
Benefits paid to participants	2,811,560
Administrative expenses	181

Total deductions	2,811,741

Net increase	7,155,834

Net assets available for benefits, beginning of year	49,814,920

Net assets available for benefits, end of year	$56,970,754

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (the “Company” or the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries and affiliates that adopt the Plan. Employees who have completed one year of service as defined in the Plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan’s sponsor. The Benefits Administration Committee is the Plan administrator. Reliance Trust Company (“Reliance”) is the Plan’s trustee. Great-West Retirement Services, a subsidiary of Orchard Trust Company which serves as the Plan’s custodian, is the Plan’s recordkeeper.
Contributions
The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. Participants may change their deferral options quarterly. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(g)(1) to $16,500 in 2010. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $49,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.
The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. For the year ended December 31, 2010, the Board of Directors did not make a declaration and accordingly the matching percentage was 0, except for those participants covered by a collective bargaining agreement which specifically includes a stated employer match percentage of 50%. The Employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The Employer’s contributions are made in shares of Gray Television, Inc. common stock. The Employer did not make any voluntary contributions for the year ended December 31, 2010.
Investment Options
Participants may direct their contributions, employer contributions, and any related earnings into investment options sponsored by the Plan. The Plan currently offers sixteen mutual funds, one guaranteed investment account, a self-directed brokerage account, and employer common stock as investments options for participants. Participants may change their investment elections daily by phone or via the Internet.
Participant Accounts
Each Participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the participant’s vested account balance.
Vesting
Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document. Upon termination of employment the nonvested portion of a participants account is forfeited. Forfeitures may be used to reduce future Employer contributions. As of December 31, 2010 and 2009, the Company has $125,223 and $95,149 respectively of forfeitures available for use which are included in the unallocated account on the accompanying statement of net assets. No forfeitures were utilized during the year ended December 31, 2010.
Payment of Benefits
Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to an Individual Retirement Account (IRA) or to another retirement plan.
Notes Receivable From Participants
Participants may borrow from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of $50,000 or the greater of one-half of a participant’s vested account balance or $10,000, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2010 ranged from 4.25 percent to 9.5 percent.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
2. Accounting Policies
Basis of Accounting
The Plan’s financial statements are presented on the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The guaranteed portfolio fund does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. Since the Plan cannot withdraw money until maturity; the contract is not considered fully benefit-responsive in accordance with Accounting Standards Codification (ASC) Topic 960-325.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Payments of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and losses on sales of investments are determined on the basis of average cost. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provision of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.
Recent accounting pronouncements
In September 2010, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU), Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment was effective for periods ended after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented.
This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $995,412 and $822,052 from investments to notes receivable as of December 31, 2010 and 2009, respectively.
3. Fair Value Measurements and Investments
FASB ASC topic 820: Fair Value Measurements provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
3. Fair Value Measurements and Investments (Continued)
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the quoted market price of shares held by the plan at year end.
Guaranteed portfolio fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 4).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
3. Fair Value Measurements and Investments (Continued)
The following table sets forth by major category and level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$10,108,474	$—	$—	$10,108,474
Balanced funds	15,278,628	—	—	15,278,628
Bond funds	2,016,070	—	—	2,016,070
International funds	3,821,965	—	—	3,821,965
Large cap funds	6,723,244	913,484	—	7,636,728
Mid cap funds	2,750,368	—	—	2,750,368
Small cap funds	3,775,907	—	—	3,775,907
Other	154,699	—	—	154,699

Total mutual funds	44,629,355	913,484	—	45,542,839

Common Stock:
Telecommunications	3,990,186	—	—	3,990,186

Total common stock	3,990,186	—	—	3,990,186

Unallocated account	125,223	—	—	125,223
Guaranteed portfolio fund	—	6,020,175	—	6,020,175
Self directed brokerage account	488,737	—	—	488,737

Total assets at fair value	$49,233,501	$6,933,659	$—	$56,167,160

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$8,346,042	$—	$—	$8,346,042
Balanced funds	14,194,825	—	—	14,194,825
Bond funds	1,896,796	—	—	1,896,796
International funds	3,583,052	—	—	3,583,052
Large cap funds	5,818,446	821,757	—	6,640,203
Mid cap funds	2,037,018	—	—	2,037,018
Small cap funds	2,994,378	—	—	2,994,378
Other	149,746	—	—	149,746

Total mutual funds	39,020,303	821,757	—	39,842,060

Common Stock:
Telecommunications	3,311,002	—	—	3,311,002

Total common stock	3,311,002	—	—	3,311,002

Unallocated account	95,149	—	—	95,149
Guaranteed portfolio fund	—	5,451,529	—	5,451,529
Self directed brokerage account	457,606	—	—	457,606

Total assets at fair value	$42,884,060	$6,273,286	$—	$49,157,346

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
3. Fair Value Measurements and Investments (Continued)
The fair values of investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

Description	2010	2009
Mutual Funds:
American Century Strategic Allocation Aggressive Advisor Class	$5,418,223	$4,583,572
American Century Strategic Allocation Conservative Advisor Class	11,021,419	10,399,404
American Century Strategic Allocation Moderate Advisor Class	4,690,250	3,762,470
American Funds American Balanced Fund	4,257,209	3,795,421
American Funds Europacific Growth Fund	3,821,965	3,583,052
American Funds Growth Fund of America Fund	3,903,900	3,415,749
Lord Abbott Small Cap Value	3,144,279	2,503,496
Other	10,023,896	8,421,200
Guaranteed portfolio fund	6,020,175	5,451,529

Common Stock * (held in the Gray Television, Inc. Common Stock Fund)	3,895,844	3,241,453

	$56,167,160	$49,157,346

4. Investment contract with insurance company
In 2009, the Plan entered into a guaranteed portfolio fund with Great-West Life & Annuity Company (“Great-West”). Great-West maintains the contributions in a general account to which it adds interest at the contract rate, which was 2.40% and 3.16% as of December 31, 2010 and 2009 respectively. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The weighted average interest rate earned for the year ended December 31, 2010 and 2009 was 2.48% and 3.16% respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.
5. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service, dated November 29, 2006, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan has submitted for a current favorable determination letter in January 2011. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

*	-	Indicates a party-in-interest.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
Note 5. Income Tax Status (continued)
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2004.
6. Transactions with Parties-In-Interest
Certain Plan investments are managed by Reliance Trust and Great West, a subsidiary of Orchard Trust Company, the trustee and custodian of the Plan respectively and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.
7. Plan Termination
Although it has not expressed any intent to do so, the Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the net assets or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.
9. Reconciliation of Financial Statements to Form 5500
The following table presents a reconciliation of net assets available for benefits per these financial statements at December 31, 2010 and 2009 to the net assets per the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$56,970,754	$49,814,920
Current year employer contributions receivable	(3,508)	(3,413)
Other	1,559	697
Excess contributions, per the financial statements	195,326	167,891

Net assets per the Form 5500	$57,164,131	$49,980,095

The following table presents a reconciliation of investments per these financial statements at December 31, 2010 and 2009 to investments per the Form 5500:

	2010	2009
Investments per the financial statements	$56,167,160	$49,157,346
Other	1,559	697
Notes receivable from participants	995,412	822,052

Investments per the Form 5500	$57,164,131	$49,980,095

The following table presents a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2010 per these financial statement to net income per the Form 5500:

Change in net assets available for benefits per the financial statements	$7,155,834
Current year employer contributions receivable	(3,508)
Current year excess contributions	195,326
Other	862
Prior year excess contributions	(167,891)
Prior year employer contributions receivable	3,413

Net income per the Form 5500	$7,184,036

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

Description of Investment Shares	Fair Value
Mutual Fund:
Alger Mid Cap Growth Ins Fund	$1,517,756
American Century Strategic Allocation Aggressive Advisor Class	5,418,223
American Century Strategic Allocation Moderate Advisor Class	4,690,250
American Century Strategic Allocation Conservative Advisor Class	11,021,419
American Funds American Balanced Fund	4,257,209
American Funds Europacific Growth Fund	3,821,965
American Funds Growth Fund of America Fund	3,903,900
American Funds Investment Company of America Fund	2,199,439
Sentinel Government Securities A	1,154,605
Blackrock Small Midcap Growth Portfolio	661,629
JP Morgan Mid Cap Value Fund	1,232,612
Lord Abbett Small Cap Value Fund	3,114,279
American Funds Fundamental Investors	619,905
Maxim S&P 500	913,483
PIMCO Total Return Admin	861,466
Stable Value	154,699
Guaranteed Portfolio Fund	6,020,175
Unallocated Fund	125,223
Common Stock
Gray Television, Inc. *
Common Stock — Class A	94,342
Common Stock Common Stock Fund	3,895,844
Self directed brokerage acct	488,737
Notes receivable from participants	995,412

$57,162,572

*	Indicates a party-in-interest.